Exhibit 7.1

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	For the Year Ended 31 December
	2007	2006	2005
	(in millions of EUR except ratios)

Excluding interest on deposits(1)
Operating profit before taxes	1,750	3,072	4,055
Add: fixed charges	7,490	6,933	4,746
Earnings before taxes and fixed charges	9,240	10,005	8,801

Fixed charges	7,490	6,933	4,746

Ratio of earnings to fixed charges	1.23	1.44	1.85

Including interest on deposits(1)
Fixed charges as above	7,490	6,933	4,746
Add: interest on deposits	13,987	11,216	10,284
Total fixed charges and interest on deposits	21,477	18,149	15,030

Earnings before taxes and fixed charges	9,240	10,005	8,801
Add: interest on deposits	13,987	11,216	10,284
Earnings before taxes and fixed charges and interest on deposits	23,227	21,221	19,085

Ratio of earnings to fixed charges	1.08	1.17	1.27
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(1)	Deposits include Banks and Total customer accounts.